Exhibit 99.1

Olympus Pacific Minerals Inc.
Management’s Interim Discussion and Analysis (“MD&A”)

As at November 7, 2007

The following Management Discussion and Analysis, which has been prepared as of November 7, 2007, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the three and nine-month periods ended September 30, 2007 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This discussion covers the three and nine-month periods ended September 30, 2007 and the subsequent period to November 7, 2007.  This MD&A should be read in conjunction with the annual audited consolidated financial statements and the notes for the three years ended December 31, 2006 and the related MD&A included in the Company’s annual report.  Any references to the financial statement notes within this MD&A are incorporated by reference. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Company Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam. The Company’s most advanced gold properties are the 30 square km Bong Mieu Gold Property and the 70 square km Phuoc Son Gold Property both located in central Vietnam near the port of Da Nang and are approximately 80 km apart. The Company is currently finalizing agreements and conducting social and environmental studies at its Capcapo Property in the Philippines where the Company and a Philippine national corporation to be identified by the Company, can earn up to a 60% interest in the property. The Company is continuing broad regional geology programs to identify other potential exploration areas and has filed applications for exploration licenses in Vietnam.

The Company, a first mover in Vietnam, is on track to becoming a leading gold producer and explorer in Southeast Asia and has commissioned the first foreign owned gold mine to be operated in Vietnam since the 1940s. The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.

The material business operations of the Company as presently carried out in large part through wholly or jointly owned private subsidiary companies is set out below.

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Notes:
(1)	Following the grant of an investment license Phouc Son Gold Company Limited was formed with Mien Trung Industrial Company holding 15% and NVMC holding 85%.
(2)	BM Holdings, previously deregistered due to non-filing, was reinstated in November 2007 by the Thai government.
(3)	Presently non-operating.

A. Results of our exploration, development, and production activities

BONG MIEU GOLD MINING COMPANY LTD. (“BM”)

Background

The Company has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (“Bogomin”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20% of Bogomin is owned by two Vietnamese organizations, MIDECO (10%) and MINCO (10%).

The Bong Mieu Gold Property hosts a gold mine (the "Bong Mieu Central Gold Mine" VN220), for which the Company has proven and probable reserves. Another deposit (the "Bong Mieu Underground Deposit" VN230) is located within one kilometre of the operating Bong Mieu Central Gold Mine plant site. The Bong Mieu East area (VN240) includes two deposits (“HoRay and Thac Trang").

Exploration

A review and validation of the updated Bong Mieu East (VN240) and Bong Mieu Central (VN220) resource estimates was completed to the required NI 43-101 standards and filed during the third quarter of 2007 by independent consultants – Terra Mining Consultants and Stevens and Associates. (“Technical Review”). The full text of the report is available on the Olympus and Sedar websites: (www.olympuspacific.com) (www.sedar.com).

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The Measured and Indicated Resources stated in this Technical Review increased to 3,108,700 tonnes at 2.44 g/t Au for 243,850 ounces and Inferred Resources to 3,170,000 tonnes at 4.01 g/t Au for 408,900 ounces. The measured and indicated resource totals include resource estimates of the Bong Mieu East (VN 240), Central (VN220) and historical estimates of BM underground (VN230) deposits. Additionally, the Bong Mieu East deposit contains tungsten and fluorine which, expressed as gold equivalents, as at the end of the quarter equate to an additional 101,850 ounces of Measured and Indicated resources and 90,400 ounces Inferred resources.

Within the stated resource, Proven and Probable Reserves are calculated to be 628,900 tonnes at 2.63 g/t Au for 53,280 ounces.  The depletion by mining, from the central section, from the recalculated resource from commencement of operations to December 31, 2006 was estimated to be 134,600 tonnes at 2.74 g/t Au for 11,860 ounces.

Surface exploration (VN210) continued on the trend that hosts the BM underground (Nui Kem) deposit (VN 230) investigating a zone approximately 100 meters above the Nui Kem workings. A total of 961.8 meters was completed in 9 holes. The drilled holes showed two mineralized zones within mafic rocks but gold grades were inconsistent, ranging from 0.16 g/t Au to 6.06 g/t Au. Four holes, totaling 468 meters, were drilled into the adjacent Saro Hill prospect with a similar variation in results. A detailed geological review of this data will be made prior to further targeting in early 2008.

Bong Mieu Underground Deposit (VN230)

In September, development of the decline recommenced to create underground drilling sites for the exploration of three depth extensions of the old Nui Kem mine.  The purpose of the underground drilling is to determine the extent and value of the resource. We expect this exploration work to be fully manned and equipped by the end of the 2007 year.

Production – Bong Mieu Central (VN 220)

Commercial production began at Bong Mieu Central (VN220) on October 1, 2006.  Since September 30, 2006, the Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production.

The table below shows selected operating mine statistics:

	Q3 2007	YTD 2007

Tonnes of ore milled	43,600	113,200
Grade (g/t Au)	3.21	3.12
Mill recoveries (percent)	69.1	60.7
Gold production (ounces)	3,093	6,876
Gold sales (ounces)	3,069	6,726
Revenues	$2,232,250	$4,991,965
Cost of sales	$1,419,630	$4,181,847
Amortization	$471,375	$1,403,970
Royalty	$37,476	$76,681

Production increased in the third quarter of 2007 compared to prior periods due to higher throughput, grades, and recoveries.  Ongoing improvements have been made, by production personnel, at Bong Mieu Central to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation of a third detoxification tank to scavenge the gold in the solution from the leach tails and installation of a Falcon concentrator and a parallel gravity gold circuit line in the grinding circuit. Further modifications to the plant are expected to be completed during the fourth quarter of 2007.

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Licensing

Bong Mieu was granted a 25 year Investment License in March 1991 that covers 3,000 hectares. Two of the Company’s Mining Licenses (one on VN220 and the other on VN230) that cover a total of 365 hectares are included within the 3,000 hectares covered by the Investment License.  The Company has a tailings area and a construction area (on the camp/office area) within the area covered by the Mining Licenses. The Company plans to either apply for a new mining license or modify existing licenses to include Bong Mieu East (VN240). Exportation of gold is covered by a valid annual export license.

An application for the Bong Mieu exploration license is with the Ministry of Natural Resources for approval. If we were unable to obtain this exploration license in the near future this could impede our ability to obtain new or amended mining licenses. Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the investment license. The Company has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining a new mining license or amending an existing license.  Failure to obtain a new exploration license could impede the Company's future activities in connection with Bong Mieu including limiting the Company's ability to mine additional areas. [Please see "Risk Factors and Uncertainties" in section D of this report].

PHUOC SON GOLD MINING COMPANY LTD. (“PSGC”)

Background

The 85% owned Phuoc Son Gold Mining Company is located in Central Vietnam. The Company is actively exploring within the 70 square km Phuoc Son Gold Property for primary gold deposits in addition to those already known. The Phuoc Son Gold Property is located in the western highlands of Quang Nam Province in central Vietnam.

PSGC has received all major environmental approvals and on January 23, 2006 was granted a mining licence by the Government of Vietnam to mine and develop its Dak Sa deposit (the "North Deposit" and "South Deposit", and collectively the "Dak Sa Deposit"). The mining licence was the last major permit required prior to proceeding with development and production of the Dak Sa Deposit.

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Exploration

During the quarter ended September 30, 2007, the Company completed a further 11 drill holes totaling 4,360 meters primarily on the Northern Extension (VN320) area. This drilling has continued to expand the strike length of the mineralized system which now has been outlined over a strike length of two kilometers. Significant results from drilling are listed in the table below:

Dak Sa Drilling Results
Hole ID		From (m)	To (m)	Intercept width (m)	Gold Grade (g/t)
217		358.00	359.90	1.90	1.05
		363.45	365.60	2.15	20.74
218		364.10	367.50	3.40	3.21
	including	364.10	365.80	1.70	5.78
		379.00	380.30	1.30	2.85
219		322.60	328.00	5.40	1.62
	including	324.30	327.20	2.90	2.65
		336.20	337.50	1.30	0.96
		338.85	339.35	0.50	22.05
		353.40	357.30	3.90	19.46
	including	354.40	357.30	2.90	30.04
221		414.45	419.10	4.65	1.64
		451.70	457.60	5.90	7.75
	including	451.70	455.35	3.65	12.37
222		422.35	425.00	2.65	1.82
	including	424.00	425.00	1.00	2.87
		453.00	457.50	4.50	2.44
	including	454.20	456.65	2.45	4.37
223		275.05	286.50	11.45	2.28
	including	276.00	277.00	1.00	6.34
	and	280.00	280.80	0.80	15.70
	and	282.85	283.75	0.90	4.44
Notes:
1.	Unless otherwise stated, holes were collared at a declination of minus 90 degrees.
2.	Based on current geological interpretation of the drilling results, intercept widths are approximate. Additional drilling is required before definitive true widths can be determined.
3.	Grades are uncut.
4.	All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand, using the Fire Assay method on 50 grammes of prepared sample. The MAS laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry.

Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by NI43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. Mineral Assay and Services Co. Ltd., located in Bangkok, Thailand, performs sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements, which involve risk and uncertainties, which could cause actual results to differ materially from those, expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

An updated resource estimate was released in the first quarter of 2007, based on drilling up to October 2006. A review of the latest drilling results from an additional 19 holes drilled since October 2006 is currently being undertaken by an independent firm of consultants.

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Development

The Dak Sa Underground Project (VN320) is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about 1 km apart. The northern area of the future mine will be accessed from the southern area by underground development. During 2007, the following work had been completed:
•  The main decline access to the mine was further developed;
•  Surface Site earthworks for the development work were completed;
•  Construction and asphalting of the road to magazine completed;
•  Site offices and related infrastructure 90% constructed;
•  A nine kilometre road access to site completed; and
•  Explosive magazine facility commissioned.

Licensing

On October 20, 2003, the Ministry of Planning and Investment of the Vietnam government granted a 30-year investment licence No. 23551GP (the "Phuoc Son Investment Licence") covering 7,000 hectares for the Phuoc Son Gold Property. On January 23, 2006, a mining licence was granted to PSGC by the Vietnam government over the Dak Sa Deposit, which allows the Company, within a 3.5 year period from date of grant, to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will require an extension on the mining licence as these time frames will be inadequate for construction and mining.

All necessary documentation for the Phuoc Son exploration licence has been accepted by the evaluation committee of Ministry of Natural Resources and Environment and is in approval for by the Deputy Minister. Currently, the Company is engaging in exploration activities under the Phuoc Son Investment Licence. Under Vietnamese law, an exploration license is required if the Company wants to amend or add new mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining a new mining license or amending an existing license. Failure to obtain a new exploration license could impede the Company's future activities in connection with Phuoc Son including limiting the Company's ability to mine additional areas. Exploration license terms are typically two years with the right to renew for a second two year period. A third two year period may be granted, on application, to complete outstanding work. [Please see "Risk Factors and Uncertainties" in section D of this report].

KADABRA MINING CORP

Capcapo Gold-Copper Property (“Capcapo”) in Philippines (PH210)

On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the "MOA") with Abra Mining and Industrial Corporation ("AMIC") and Jabel Corporation ("Jabel") which will allow the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. Also part of the agreement terms is a Right of First Refusal covering approximately 320 square kilometres of other AMIC / Jabel tenements within this highly prospective area. The Capcapo Property consists of Mineral Production Sharing Agreement ("MPSA") No. 144-99-CAR ("MPSA 144"), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application ("EXPA"). Jabel holds the Property in its name and is a minority shareholder in AMC. AMIC has an operating agreement with Jabel in respect of the Property.

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Under the MOA, the parties will form a joint venture corporation ("Newco") that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel's name will remain on the Capcapo Property titles, Jabel's only economic interest in the Property will be a royalty. Aside from the royalty, all of the Capcapo Property's proceeds shall flow through Newco.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp ("Kadabra"). Kadabra has an authorized and outstanding stock of 30,000,000 Philippine pesos (equivalent to $700,000 Canadian dollars) and is 100% beneficially owned by the Company.

Upon full exercise of the option, Newco will be 40% owned by Kadabra, 20% owned by a Philippine national that the Company will identify ("Philco"), and 40% owned by AMIC. Collectively, the 40% ownership of Kadabra and the 20% ownership of Philco in Newco represent the 60% interest in the Property that is subject of the MOA.

The Company completed its due diligence at Capcapo in the third quarter of 2007 by validating historical drilling information. In the third quarter of 2007, a further two holes were drilled totaling 233 meters to test geological interpretations. Assay highlights released from the drilling to date on the main Capcapo prospect (PH210) are outlined in the table below:

		Capcapo Drilling Results
Hole ID	From(m)	To(m)	Intercept	Gold Grade	Copper	Silver Grade
			width (m)	g/t Au	Grade %	(g/t)
DDH07-09	0	94.0	94.0	1.49	0.31	5.59
including	0	43.0	43.0	2.65	0.23	7.12
DDH07-10	41.0	82.0	41.0	2.07	0.60	8.93
including	45.0	51.0	6.0	3.33	1.45	26.48
and	57.0	67.0	10.0	4.02	1.05	8.46
DDH07-11	47.0	94.0	47.0	1.53	0.35	2.40
including	51.0	67.0	16.0	4.05	0.78	4.81
DDH07-12	87.0	115.0	28.0	3.06	0.67	2.53
including	94.0	112.0	18.0	4.43	0.91	3.38
Notes:
1.	Hole 07-09 was drilled at an inclination of -45 degrees on an azimuth of 180 degrees. Both of hole 07-10 & 11 were drilled vertically. Hole 07-12 was drilled at an inclination of -75 degrees on an azimuth of 270 degrees.
2.	Based on current geological interpretation of the drilling results, true widths of holes 07-10 to 12 approximate true width while hole 07-09 is estimated at this time to represent approximately 60% of the core width. Additional drilling is required before definitive true widths can be determined.
3.	All sample preparation and assays were performed by McPhar Geoservices (Philippines) Inc. located in Makati City, Philippines, using for gold the Fire Assay method AAS/GTA finish and for copper & silver using ICP3 method on 50 grams of prepared sample. McPhar is an ISO 9001 laboratory.

Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by NI43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. McPhar Geoservices (Philippines) Inc. located in Makati City, performs sample preparation and analyses. Statements contained in this release that are not historical facts are forward-looking statements, which involve risk and uncertainties, which could cause actual results to differ materially from those, expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

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During the third quarter of 2007, a program of Community Consultation was started prior to signing the MOA with Abra Mining and Industrial Corporation and commencement of the full evaluation drilling program and associated exploration work. At a meeting of community leaders in September 2007, the Company was informed that a claim had been lodged with the National Council of Indigenous Peoples relating to the Capcapo area. The Company and AMIC agreed to cease exploration activity in the area until the Community Consultation process was completed and appropriate agreements are in place. This process should commence in the fourth quarter of 2007.

RESERVES AND RESOURCES

Reserves
Property	Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property (1)	Proven	154,500	3.05	15,150
	Probable	474,400	2.50	38,130
	Total P&P	628,900	2.63	53,280

Resources	The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves
Property	Resource	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
	Category
Phuoc Son Gold Property (2)	Measured	157,000	13.21	66,650
	Indicated	336,000	13.21	142,850
	Total M&I	493,000	13.21	209,500
	Total Inferred	273,000	10.78	94,700

Bong Mieu Gold Property (3&4)	Measured (3)	822,700	2.41	63,750
	Indicated (3)	2,069,300	2.03	134,800
	Historical M&I
	(underground) (4)	216,700	6.51	45,300
	Total M&I	3,108,700	2.44	243,850

	Inferred (3)	1,950,000	1.46	91,600
	Historical Inferred
	(underground) (4)	1,220,000	8.1	317,300
	Total Inferred	3,170,000	4.01	408,900

	Tungsten &
	Fluorine as Gold
	Equivalent (5)
	Measured			38,950
	Indicated			62,900
	Total M&I			101,850

	Inferred			90,400

Notes:
(1)
Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.0 g/t Au). These proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. In preparing these estimates Micon relied on mineral resource estimates audited by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam

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Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

(2)
Employed a lower 3.0 g/t grade cutoff is determined based on a reasonable prospects of economic extraction in accordance with the definition of a resource. Updated by Olympus from the prior resource audited by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam by WGM can be found in the Company’s filings at www.sedar.com. The WGM review and report were carried out and prepared in compliance with standards of National Instrument 43-101 in terms of structure and content and the Mineral Resource audit and classification were carried out in accordance with the provisions of NI 43 101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions.

(3)
Employed a lower 1.0 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 from the prior mineral resource estimates audited by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

(4)	Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff.

The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 by Continental Resource Management Pty Ltd., acting as independent resource consultants. These estimates have been reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project. In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.

(5)	Using values of US$250/MTU for Tungsten, US$200/MTU for Fluorine and US$700/oz for gold, the value of the Tungsten in the Bong Mieu East Resource is equivalent to 101,850 ounces

OTHER PROPERTIES

Other properties with which the company is associated include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103) and Phuouc Thanh (VN104).  In the third quarter of 2007, the Company signed a Framework of Laos and Cambodia Joint Venture Agreement with Zedex Minerals covering exploration activities in Laos and Cambodia. As this joint venture is in the early stages of set-up, there has been minimal activity to date and there is minimal budgeted expenditures anticipated in 2008.

B. Operational Activities

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006. Since September 30, 2006, the Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 3,069 ounces of gold were sold for proceeds of $2,232,250 during the third quarter of 2007. For the nine months ended September 30, 2007, 6,726 ounces of gold were sold for proceeds of $4,991,965. The average realized gold price was US $689 per ounce in the third quarter of 2007 and US $674 per ounce for the nine months ended September 30, 2007. Revenues have increased in the third quarter of 2007 compared to the first two quarters of 2007 due to higher production from the Bong Mieu Central mine (VN220) and a higher gold price.

During the nine-month period ended September 30, 2007, the Company’s expenses were $11,731,410, representing an increase of $8,993,068 from $2,738,342 for nine months ended September 30, 2006.  The difference is principally due to: cost of sales of $4,181,847 and an increase in amortization of $1,425,155 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006, a non-cash increase of $1,416,012 in stock-based compensation related to the grant of options and employee bonus shares, an increase of $786,047 in management fees and salaries mainly related to the staffing increases, an increase of $324,468 of professional fees related to audit, legal and compliance work, an increase of $312,707 in office and general administration expenses, an increase of $248,193 in investor relations and promotion, an increase of $136,795 in consulting fees, and an increase of $167,345 in travel.

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During the three-month period ended September 30, 2007, the Company’s costs and expenses were $4,213,749 representing an increase of $3,272,454 from $941,295 for three months ended September 30, 2006.  The difference is principally due to: cost of sales of $1,419,630 and an increase in amortization of $480,700 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006, a non-cash increase of $606,683 in stock-based compensation related to the grant of options and employee bonus shares, an increase of $228,092 in management fees and salaries mainly related to the staffing increases, an increase of $100,371 of professional fees related to audit, legal and compliance work, an increase of $144,015 in office and general administration expenses, an increase of $173,687 in investor relations and promotion, and an increase of $101,239 in travel.

Interest income increased by $64,484 and $166,320 in the three months and nine months ended September 30, 2007, respectively, compared to the same periods in the prior year due to higher average cash balances.

Interest expense increased from nil in 2006 to $129,103 in 2007, as a result of the non-capitalization of interest paid on the Macquarie loan facility. Transactions costs of $265,488 were expensed in the first quarter of 2007 when the potential Zedex merger was withdrawn.

The foreign exchange loss increased by $455,613 and $676,976 in the three months and nine months ended September 30, 2007, respectively, compared to the same periods in the prior year mainly due to foreign exchange rate fluctuations impacting the value of cash denominated in US dollars.

C. Olympus Finance and Capital Activities

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets. As at September 30, 2007, the cash and cash equivalents’ balance is $30,191,214 compared to $4,101,536 as at December 31, 2006. The increase was mainly a result of two share placements that occurred during the 2007 period.

On March 19, 2007, a private placement closed where the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross cash proceeds of $12,000,000 and net proceeds of $11,967,772. The hold period on these shares expired on July, 20, 2007.  The net proceeds are being used for ongoing exploration, scoping studies, technical reports and development work on the Company’s mineral projects and for general corporate purposes.

On August 10, 2007, the Company closed its previously announced offering (the "Offering") of units of the Company ("Units") for aggregate gross cash proceeds of $25,000,000. Cash proceeds, net of issue costs, totalled $22,891,000. Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit. Each Unit is comprised of one common share of the Company (a "Share") and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant will be exercisable at $0.80 until August 10, 2009. A total of 19,230,769 whole warrants were issued.

The agents for this transaction exercised an over-allotment option to purchase an additional 216,394 number of common shares at a price of $0.62 per common share and an additional 323,947 whole Warrants at a price of $0.06 per Whole warrant for net proceeds of $144,385.

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The agents, in addition to a fee of $1,500,000, were granted non-transferable compensation options to acquire 2,307,692 Agents’ units. Each compensation option is exercisable for one Agents’ unit at $0.65 and expires on August 10, 2009.  Each Agents’ Unit consists of one common share of the Company and one-half of one common share purchase warrant.  Each whole Agents’ common share purchase warrant will entitle the holder to acquire one common share of the Company at a price of $0.80 per common share and will expire on August 10, 2009.

The net proceeds of $22,891,000 from the Offering will be used for further exploration and feasibility studies at the Company's Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

Debt Facility

On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the "Facility") with Macquarie Bank Limited ("MBL") of Sydney, Australia was repaid in full. MBL elected to exercise share purchased warrants to acquire 5,376,092 common shares of the Company at a price of CDN$0.4347 for gross proceeds of CDN$2,336,987. A portion of the proceeds from the exercise of the warrants was used to pay in full the outstanding balance of the Facility.

Investing Activities

The Company is evaluating project funding for Phuoc Son Dak Sa (VN320) to determine whether it will be raised either through equity and/or debt financing. The Company has been successful in accessing the equity markets in the past; and, while there is no guarantee that this will continue to be available, management has no reason to expect that it will not be able to access the equity markets in the future.  The ability of the Company to continue its activities is dependent upon obtaining the necessary funding to continue its exploration and development programs or the realization of proceeds from the sale of one or more of its properties and/or assets.

During the quarter ended September 30, 2007 and year-to-date September 30, 2007, Olympus invested $2,059,215 and $5,130,192 in exploration and development expenses, respectively, and $216,833 and $1,541,822 in acquisitions of property, plant and equipment, respectively.

Transactions with Related Parties

The Company entered into the following related party transactions during the 2007 year:

	Three months ended September 30		Year-to-date September 30
	2007	2006	2007	2006
Legal fees[1]	$19,197	$20,054	$54,254	$94,460
Management fees[2]	$283,505	$224,972	$691,272	$462,452
Reimbursement of expenses[2]	$72,773	$42,318	$201,926	$100,291
Royalties[3]	$39,486	$5,731	$76,681	$26,205
(1)	To a company associated with a director of the Company. Services are not under contract and are engaged as required.
(2)	To companies controlled by officers of the Company.
(3)	Incurred as a result of a contract with a significant shareholder, Zedex Minerals Limited.

OLYMPUS PACIFIC MINERALS INC.	- 11 -23

Other non-recurring transactions

a)
On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,528,571 at $0.56 per share for net proceeds of $11,976,118. Of the $12,000,000 gross proceeds, $7,250,000 of common shares were purchased at $0.56 per share by significant shareholders.

b)
On August 10, 2007, the Company completed an offering of 38,461,538 Units (see note 7) of the Company at a price of $0.65 per unit for net proceeds of $22,891,000. Of the $25,000,000 of gross proceeds, $2,500,000 of Units were purchased at $0.65 per share by significant shareholders.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Common shares

As of November 7, 2007, the Company had issued and outstanding 232,377,011 common shares.

D. Critical Accounting Policies and Estimates for Olympus

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies. A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2006.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

OLYMPUS PACIFIC MINERALS INC.	- 12 -23

AROs occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties. AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest. The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change. Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs. Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs. Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred. Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with CICA HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date. Significant assumptions used under the Black-Scholes valuation model, which is used to fair value the options, include the expected term and stock price volatility. The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited. The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis. Refer to Notes 2 and 7 of the interim September 30, 2007 consolidated financial statements for further details on stock options.

Change in Accounting Policies

The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available-for-sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after January 1, 2007. The adoption of Section 3855 had no effect on the Company’s financial statements except for the reclassification of deferred financing cost from long-term assets to net against the loan facility as required under Section 3855.

b) Section 1530 - Comprehensive Income. Comprehensive Income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no effect on the Company’s financial statements.

OLYMPUS PACIFIC MINERALS INC.	- 13 -23

c) Section 1506 – Accounting Changes. Section 1506 requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

The CICA has also recently issued new accounting pronouncements:

a) In December 2006, the CICA issued Handbook Section 3862, Financial Instruments –Disclosure and Section 3863, Financial Instruments – Presentation. Section 3862 replaces the disclosure portion of Section 3861. It places increased emphasis on disclosing the nature and extent of risks arising from both recognized and unrecognized financial instruments, and how these risks are managed. Section 3863 carries forward the presentation requirements from Section 3861.

b) Additionally in December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing qualitative and quantitative information about an entity's capital and how it is managed in order to enable users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital.

c) In May 2007, the CICA issued amended Handbook Section 1400, General Standards of Financial Statement Presentation.  The section provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

•  Management is required to make an assessment of an entity’s ability to continue as a going concern;
•  In making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;
•  Financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;
•  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
•  When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

d) In June 2007, the CICA issued Handbook Section 3031, Inventories. This Section requires inventory to be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down.

The above standards will become effective for the Company beginning on January 1, 2008. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

OLYMPUS PACIFIC MINERALS INC.	- 14 -23

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Contractual Obligations and Commitments

As at September 30, 2007

		Less than One
Payments Due by Period	Total	Year	2 – 10 Years
Capital lease obligations	448,101	448,101	-
Operating leases	2,158,898	734,654	1,424,244
Purchase obligations – supplies and services	3,908,438	3,727,294	181,144
Purchase obligations – exploration and development	1,357,582	1,011,060	346,522
Asset retirement obligations	1,091,000	25,069	1,065,931
Total	$8,964,019	$5,946,178	$3,017,841

The Company pays a 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited. Once the Vietnamese partner at Bong Mieu meets its share of the funding requirements, the Company must pay a 3% net smelter return royalty equal to 3% of the sales price when the gold is smelted in Vietnam.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts payable and accrued liabilities. The excess cash is deposited in interest-bearing bank deposit accounts. The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing. We were previously exposed to interest rate fluctuations as our interest rate on our Macquarie facility floated with the market rates equal to LIBOR plus 2.75% . The loan was repaid in full on June 27, 2007.

Disclosure Controls and Procedures

Olympus’ executive officers have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the interim and annual filings are being prepared.

Internal Controls Over Financial Reporting

In 2006, management, including the Chief Executive Officer and Chief Financial Officer, carried out an assessment of the design of the Company’s internal controls over financial reporting and disclosed the weaknesses and ongoing remediation in the MD&A in the 2006 Annual Report.

During 2007, management has worked on remediation of the following areas: •  Documentation regarding internal controls over financial reporting;
•  Segregation of duties between operational processes, authorization and recording of transactions;
•  Design, documentation and implementation of change management, security and access controls over its information technology; and
• Ongoing communication of Company policies and standards.

OLYMPUS PACIFIC MINERALS INC.	- 15 -23

Olympus’ executive officers are evaluating the effectiveness of the Company’s design and operational effectiveness of its internal controls over financial reporting. Currently, management has engaged external consultants to perform additional procedures and provide results of their work to enable management to determine the nature and extent of any further remediation that is required until it is completed. Internal control testing on the third quarter of 2007 at our Vietnam office has been completed and the preliminary results are as follows:
•  Documentation regarding internal controls over financial reporting has been developed and progress has been made regarding their implementation;
•  Information systems have been upgraded to help address the segregation of duties weaknesses between operational processes, authorization and recording of transactions;
•  Information Technology controls over change management, security and access controls have been designed and progress has been made regarding their implementation; and
•  Policies and standards have been drafted and will be formally approved and communicated.

Control testing on the third quarter 2007 at our Toronto office is scheduled to begin in the fourth quarter of 2007.

Regulatory Reporting in the United States

In the second quarter of 2007, the Company filed an amended registration statement, Form 20, with the United States Securities and Exchange Commission (“SEC”) to address SEC comments. As part of the registration process with the SEC, the Company has received comments in the third quarter of 2007 on the amended Form 20 registration statement and is processing these comments. On July 13, 2007, the Company filed its first annual Form 20.

Shareholder’s Right Plan

The Board of Directors of the Company has adopted a Shareholder Rights Plan,subject to TSX and shareholder approval which the Company expects to receive in December 2007 at a special shareholders’ meeting.

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•  Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

OLYMPUS PACIFIC MINERALS INC.	- 16 -23

•  Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment.  If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•  We Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•  Commodity Price Fluctuations - if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•  We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

OLYMPUS PACIFIC MINERALS INC.	- 17 -23

•  If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities:  Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•  Non-Compliance with Environmental Regulation May Hurt Our Ability to Perform Our Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

•  If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License.  Then, the Company requires a prospecting license, an exploration license and a mining license, depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur.

•  If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•  Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

OLYMPUS PACIFIC MINERALS INC.	- 18 -23

•  Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

•  Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

•  Our Stock Price Could be Volatile: The market price of our common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

•  Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

OLYMPUS PACIFIC MINERALS INC.	- 19 -23

•  We Do Not Plan to Pay any Dividends in the Foreseeable Future: The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•  Shareholders Could Suffer Dilution of the Value of their Investment if We Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•  In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Activities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chief Executive Officer, President, Country Manager and Chief Financial Officer.

•  Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies:   Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•  Future Sales of Common Shares by Existing Shareholders Could Decrease the Trading Price of Our Common Shares: Sales of large quantities of our common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

•  We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the HoGan Mine into Production: The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals

OLYMPUS PACIFIC MINERALS INC.	- 20 -23

that we may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (“HoGan Mine”) into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, as the Company attempts to scale up the HoGan Mine to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•  The Company Conducted only Limited Drilling on its Bong Mieu Property so its Decision to Place the HoGan Mine into Production May be Based upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the HoGan Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may be based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

•  Because the Company’s Testing of its Mining Process at the HoGan Mine was Limited to Small Pilot Plant and Bench Scale Testing, it may be Unable to Obtain the Expected Metallurgical Recoveries when It Scales Up its Operations, Rendering the Project Unprofitable: Before the Company placed the HoGan Mine into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore. Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Ho Gan Mine. The mine commenced limited operations in 2006, pouring its first gold bar in March 2006. At that time, it was determined that the mining process had to be reconfigured. Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals. The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the HoGan Mine, as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the HoGan Mine, actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the HoGan Mine will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that

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funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the HoGan Mine, or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

Summary of Quarterly Results

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	$2,232,250	$1,640,631	$1,119,084	$1,644,040	-	-	-	-
Interest	173,193	158,600	37,082	69,601	108,709	91,682	2,164	11,282
Income
Net Loss	2,281,534	1,907,094	3,303,222	6,947,446	850,201	719,496	961,744	673,280
Loss per	0.01	0.01	0.02	0.04	0.01	0.00	0.01	0.00
share (1)
Deferred
exploration
and
development	2,059,215	1,816,479	1,254,498	233,401	1,211,896	2,184,525	1,442,439	1,865,152
cost additions
Capital
assets	216,833	958,242	366,747	1,711,591	1,359,453	579,963	94,547	1,450,330
additions

(1) Basic and diluted

E. Outlook for Olympus

During 2008, the Company is expanding its exploration programs at its three key projects, namely Phuoc Son, Bong Mieu and Capcapo. The Company has approved a budget of US $22 million that will be predominantly dedicated to exploration and developmental drilling, resource updates and feasibility studies. The key focus of the Company is to increase its gold reserves and resources through exploration and infill drilling programs at Bong Mieu, Phuoc Son and Capcapo. Over the next 18 months, the Company has the following specific goals:

Bong Mieu
•  Undertake further exploration and evaluation drilling.
•  Further develop access to the BM Underground mine for purposes of exploration and mining with a goal of providing the higher grade ore from BM Underground to the operating Bong Mieu plant.
•  Commence a Bong Mieu in-house feasibility study and complete a Global Feasibility study for Bong Mieu.

Phuoc Son
•  Further exploration and evaluation drilling and completion of a preliminary review at the Dak Sa deposit.
•  Upgrade Dak Sa North resources to Inferred and then to Indicated categories to enable commencement of the feasibility study.
•  Develop Phuoc Son to enable bulk testing through the Bong Mieu mine and de-risk the project.

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• Complete a preliminary study for a Phuoc Son gold plant and commence mine development at Phuoc Son once financing for the project is obtained.

Capcapo
•  Finalize agreements as well as establish social/community programs.
•  Perform geological and regional reconnaissance mapping and sampling.
•  Undertake diamond drilling.
•  Undertake ground and aerial geophysical surveys.

F. Forward Looking Information

This quarterly report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this quarterly report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

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